Information Materials for the 63rd Annual General Meeting of Shareholders

(Among items provided in electronic format, those that are not required to be provided in paper form in response to a request for such documents in accordance with laws and regulations or our Articles of Incorporation)

● Business Report
  Stock Acquisition Rights
  Matters Concerning the Independent Auditor
  Corporate Governance of ORIX Group
● Consolidated Financial Statements (U.S. GAAP)
  Consolidated Statement of Changes in Equity
  Notes to the Consolidated Financial Statements
● Financial Statements (Japanese GAAP)
  Balance Sheet
  Statement of Income
  Statement of Changes in Net Assets
  Notes to Financial Statements
● Audit Report by the Accounting Auditors with Respect to the Financial Statements

The 63rd Fiscal Year (From April 1, 2025 to March 31, 2026)

ORIX CORPORATION

The above-mentioned items will not be provided in paper form in response to a request for such documents by shareholders, in accordance with laws and regulations and our Articles of Incorporation.

Business Report

Stock Acquisition Rights

   (1) Stock Acquisition Rights Held by Directors and Executive Officers That Have Been Delivered as Consideration for Their Execution of Duties at the End of This Fiscal Year

      No items to report.

   (2) Stock Acquisition Rights Delivered to Employees as Consideration for Their Execution of Duties During the Fiscal Year Ended March 31, 2026

      No items to report.

   (3) Other Important Matters Concerning Stock Acquisition Rights

      No items to report.

Matters Concerning the Independent Auditor

(1) Name of the Independent Auditor:

KPMG AZSA LLC

(2) Audit Fees

1) Amount of audit fees to the Independent Auditor for the fiscal year ended March 31, 2026

¥1,078 million

Notes: 1. The audit contract between ORIX CORPORATION (the "Company") and the independent auditor does not separate the audit fees based on the Companies Act, the Financial Instruments and Exchange Act, and U.S. Securities Act of 1933 and Securities Exchange Act of 1934. Since fees for the audit based on these acts could not be substantively separated, the amount of audit fees above includes the audit fees based on these acts.

2. The Audit Committee of the Company has agreed to the audit fee after considering the appropriateness of their audit plan, execution of their audit works, and the bases for fee calculations.

2) Total amount of cash and other financial benefits payable by the Company and its subsidiaries to the Independent Auditor

¥2,206 million

(3) Details of Non-Audit Services for Which the Company Pays Consideration to the Independent Auditor

The Company pays consideration for services outside the scope of Article 2, Paragraph (1) of the Certified Public Accountants Act, such as comfort letter services.

(4) Overview of Details of Limited Liability Agreement Entered into with the Independent Auditor

No items to report.

(5) Matters Concerning Business Suspension Sanction Against the Independent Auditor

No items to report.

(6) Auditors Other than the Independent Auditor Providing Auditing Services to Our Subsidiaries

Our overseas subsidiaries listed in Item 2. (8) 2) "Significant subsidiaries" in the Business Report of the Notice of the Annual General Meeting of Shareholders are subject to audit by certified public accountants or auditing firms other than the Company's independent auditor.

(7) Resignation or Dismissal of an Independent Auditor During the Fiscal Year Ended March 31, 2026

No items to report.

(8) Policy on Dismissal or Non-reappointment of the Independent Auditor

With regard to the independent auditor, if it is deemed that the independent auditor's auditing functions are inadequate to perform the Company's auditing from such viewpoints as expert knowledge, general ability necessary to perform audit, quality of audit, or independence from the Company; if they are in violation or contradiction of laws and regulations such as the Companies Act and the Certified Public Accountants Act; if they are offensive to public order and morals; or if there are other suitable reasons, the Company's Audit Committee shall decide the details to be submitted as a proposal to the General Meeting of Shareholders concerning the dismissal or non-reappointment of the independent auditor. To make this process possible, the Company's Audit Committee carries out an evaluation of the independent auditor every year based on determined evaluation items.

In addition, if the Company's Audit Committee deems that the independent auditor's circumstances are applicable as a reason for dismissal provided for in Article 340, Paragraph (1) of the Companies Act, the Audit Committee shall dismiss the independent auditor.

Corporate Governance of ORIX Group

1. Corporate Governance Overview

(1) Basic policy on corporate governance

ORIX Group believes that a robust corporate governance system is a vital element of effective and enhanced management and has established sound and transparent corporate governance to carry out appropriate business activities in line with Management's Basic Policy and to ensure objective management.

The Company's Corporate Governance System is characterized by the following four points:

- separation of execution and supervision through a "Company with Nominating Committee, etc." board model;
- Nominating, Audit and Compensation Committees composed entirely of outside directors;
- all outside directors satisfying "Requirements for Independent Directors" (Please refer to Proposal 3, "Election of Ten (10) Directors" in the reference documents for the General Meeting of Shareholders); and
- all outside directors being highly qualified in their respective fields.

(2) Rationale behind adopting the Company's Corporate Governance System and history of the system

The Company believes that swift execution of operations is vital to effectively respond to changes in the business environment. Furthermore, the Company believes that it promotes improved management transparency through a corporate governance system in which outside directors, who have expert knowledge in their respective fields, monitor and advise on the lawful and appropriate execution of operations with an independent view. Based on these principles, the Company's Board of Directors possesses an oversight function, and under the "Company with Nominating Committee, etc." board model, delegates certain responsibilities to the three board committees to carry out the role of effective governance.

All members of the three committees (Nominating, Audit and Compensation) are outside directors to separate the oversight function of the Board of Directors from the execution of operations and avoid conflicts of interest with our shareholders. In addition, all outside directors meet objective and specific "Requirements for Independent Directors" stipulated by the Nominating Committee.

Below is a summary of the history of the Company's Corporate Governance System:

June 1997 Established Advisory Board

June 1998 Introduced Corporate Executive Officer System

June 1999 Introduced Outside Director System

June 2003 Adopted the "Company with Committees" board model

May 2006 Adopted the new "Company with Committees" board model in line with the enactment of the Companies Act of Japan

May 2015 Adopted the new "Company with Nominating Committee, etc." board model in line with the amendment of the Companies Act of Japan

2. The Company's Corporate Governance System

A diagram outlining the Company's Corporate Governance System as of March 31, 2026 is as follows:


General Meeting of Shareholders
Appointment or dismissal of Directors
Management / Supervision
Board of Directors
6 Outside Directors
4 Internal Directors
Nominating Committee
The committee decides the candidates for Directors
Compensation Committee
The committee decides the compensation for Directors and Executive Officers
Audit Committee
The committee monitors the operational execution of Directors / Executive Officers
Reporting
Independent Public Accountants
Supervision
Execution of Operations Framework*
Financial Auditing

* Please refer to "3. Internal Control System of ORIX Group" below for the Execution of Operations Framework.

< Board of Directors >

As of March 31, 2026, the Board of Directors consisted of 10 members, six of whom are outside directors who satisfy the "Requirements for Independent Directors."

The Board of Directors carries out decisions related to items that, either as a matter of law or pursuant to our Articles of Incorporation such as management policies and basic policy on the internal control system cannot be delegated to executive officers, and other important items as determined by the regulations of the Board of Directors. It also monitors the execution of duties by the directors and executive officers.

The Board of Directors delegates decision-making regarding operational execution, except for matters decided by itself, to the representative executive officer (CEO) to facilitate better efficiency and swiftness of decision-making and operational execution.

Furthermore, as for the monitoring of execution of duties, the Board of Directors monitors basic policies decided by itself on a regular basis and receives reports from executive officers and the three committees regarding the status of execution of duties, collects information necessary for its monitoring activities, and monitors the appropriateness of operational execution based on such information.

From April 1, 2025 through March 31, 2026, the Board of Directors met eight times*. The attendance rate of directors for these meetings was 100%.

* Furthermore, the Board of Directors passed a deemed resolution in fiscal 2026 pursuant to Article 370 of the Companies Act.

< Structure and Activities of the Three Committees >

All three committees (Nominating, Audit and Compensation Committees) are composed entirely of outside directors.

	Nominating Committee	Audit Committee	Compensation Committee
Members as of March 31, 2026	3 Members Hiroshi Watanabe (Chairperson) Chikatomo Hodo Noriyuki Yanagawa	3 Members Aiko Sekine (Chairperson) Mami Yunoki Miwa Seki	3 Members Chikatomo Hodo (Chairperson) Hiroshi Watanabe Miwa Seki
Number of meetings held during fiscal 2026 (Attendance rate)	Six (6) meetings (100%)	Fifteen (15) meetings (100%)	Seven (7) meetings (100%)

< Nominating Committee >

The Nominating Committee is authorized to propose the slate of director appointments or dismissals to be submitted to the general meeting of shareholders. Directors are appointed and dismissed by a resolution of the general meeting of shareholders. In addition, the Nominating Committee deliberates on the agenda concerning appointment or dismissal of the executive officers to be resolved at the Board of Directors meeting, although this is not required under the Companies Act of Japan.

The Nominating Committee stipulates the "Requirements for Independent Directors" in accordance with the nomination criteria for director candidates.

< Audit Committee >

The Audit Committee monitors the execution of duties of the directors and executive officers and prepares audit reports. In addition, the Audit Committee decides the content of proposals to appoint, dismiss or refuse the reappointment of the Company's Independent Auditor, which are submitted to the general meeting of shareholders.

< Compensation Committee >

The Compensation Committee has the authority to set the policy for determining compensation for directors and executive officers and to set the specific compensation for each individual director and executive officer.

For details about the compensation policy for directors and executive officers prescribed by the Compensation Committee, please refer to "4. (3) 1) Matters relating to the policy regarding amount and calculation of compensation for Directors and Executive Officers" in the Business Report.

3. Internal Control System of ORIX Group

(1) Outline of the Internal Control System

A diagram outlining ORIX Group's "Framework for Securing the Adequacy of ORIX Group Business Procedures (Internal Control System)" is as follows.



Management / Supervision
The Board of Directors
Nominating Committee
Compensation Committee
Audit Committee
Audit Committee Secretariat
Delegation of execution
Audit
Report
Cooperation
Execution of operations
Report
Executive Committee
Investment and Credit Committee
Information Technology Management Committee
Sustainability Committee
(Organs responsible for execution of operations) CEO and Executive Officers
Disclosure Committee
Business Unit Strategy Meeting
Group Executive Officer Committee
Execution
Internal audit department
Audit
Business units (including subsidiaries)
Monitoring
Internal control-related functions (Departments in charge of Group management)
Whistleblower channels

(1) Executive Committee

The Executive Committee (hereinafter, the "EXCO") deliberates on important matters related to the management of ORIX Group. Matters considered crucial to our operations are reported to the Board of Directors as appropriate.

(2) Investment and Credit Committee

The Investment and Credit Committee deliberates regarding investments and credit transactions that exceed certain specified investment or credit amounts. Matters considered crucial to our operations are reported to the Board of Directors as appropriate after being deliberated on by the EXCO.

(3) Information Technology Management Committee

The Information Technology Management Committee deliberates on important matters concerning fundamental policies and strategies for IT operations and implementation and maintenance of IT systems.

(4) Sustainability Committee

The Sustainability Committee deliberates on important matters related to promoting and implementing sustainability. Additionally, certain matters are reported to the Board of Directors depending on the content and level of importance.

*External experts may potentially be invited.

(5) Disclosure Committee

To ensure timely and appropriate disclosure of information material to ORIX Group, the Disclosure Committee receives reports on material non-public information from persons in charge of ORIX Group company departments and takes steps necessary to determine whether or not timely disclosure of such information is necessary, and the appropriate means of disclosing such information.

(6) Business Unit Strategy Meeting

The Business Unit Strategy Meeting discusses matters such as each business unit's strategies and changes in the business environment.

(7) Group Executive Officer Committee

The Group Executive Officer Committee (comprised of executives and group executives (appointed by the Board of Directors from among the directors and executive officers of Group companies)) discusses important information related to the business execution of ORIX Group.

[Basic policy on the internal control system]

An outline of the "Basic policy on the internal control system" as resolved by the Board of Directors of the Company is as follows:

I. Maintaining systems to ensure the adequacy of the business procedures of ORIX Group

(1) Systems to ensure the efficiency of the execution of business operations

    1) The Company adopts the "Company with Nominating Committee, etc." board model. To the extent permitted under laws and regulations, the Board of Directors may resolve the Company to delegate the power to resolve execution of operations to the representative executive officer to enhance the speed and efficiency of execution of business operations.

    2) ORIX Group adopts appropriate internal authority policies for each group company depending on its size and category in order to carry out business operations efficiently.

    3) ORIX Group establishes internal bodies such as the EXCO in order to facilitate deliberation and information sharing regarding important matters related to management of the Company and ensure effective and efficient business execution by the representative executive officer.

(2) Systems of risk management

ORIX Group monitors and manages risks relating to the ORIX Group business according to type of risk and impact on business management through its risk management system to meet the changes in the business environment, changes accompanying expansion of business, and potential diversification of risk.

(3) Systems of information management

The Company establishes systems that regulate the storage and management of information relating to the performance of the duties of executive officers, including documents such as the minutes of the committees, internal application approvals and other information. The Company establishes rules and procedures about the classification of the information, the manner in which information is managed and period in which it is kept and matters pertaining to disposal of information. Through these rules and procedures, the Company promotes development of a system that ensures confidentiality and the effective usage of information.

(4) Systems of compliance

    1) ORIX Group has adopted and promotes Group common principles such as the "ORIX Group Purpose & Culture", and ORIX Group Code of Conduct.

    2) ORIX Group has enacted the ORIX Group Code of Conduct regarding compliance in order to guide directors, executive officers, and employees in acting in accordance with laws and regulations, internal rules, and ethical norms and requires their compliance with it.

    3) ORIX Group has whistleblower channels to discover violations of law and regulations, violations of internal rules, violations of human rights or unethical conduct at an early stage through reporting or consultation, to avoid misconduct, and take necessary actions to improve and enhance the integrity of ORIX Group.

    4) The internal audit department of the Company performs internal audits of the effectiveness of the internal control system, efficiency and effectiveness of operations, compliance with laws and regulations, and other factors pertaining to the management of ORIX Group through a risk-based approach. In addition, the internal audit department of the Company and corporate auditors of the group subsidiaries jointly monitor critical risk.

    5) To secure the accuracy and reliability of financial reporting, ORIX Group establishes systems to ensure adequate internal control over financial reporting.

    6) Further strengthen the group internal management system from a global perspective.

    7) The internal control-related functions of the Company establish systems and monitor and assist the operations of ORIX Group to comply with laws and regulations and the Articles of Incorporation.

(5) Systems of group company management

　　With regard to management, operation and other matters within the group subsidiaries, the Company has enacted the system through the rules of the Company, the Management Advisory Agreement between the Company and each subsidiary, and dispatched officers to report on important matters of the subsidiaries to the Company. Additionally, the Company shall give advice and guidance to subsidiaries if necessary.

II. Matters necessary for execution of duties of the Audit Committee

(1) Systems of reporting to the Audit Committee

　　1) The directors, executive officers, and employees of ORIX Group shall report to the Audit Committee upon becoming aware of any fact that occurred at a group company in the course of a business activity that constitutes serious breach of laws and regulations or serious breach of the Articles of Incorporation or serious misconduct or any fact that could cause significant damage to such group company.

　　2) In cases where directors, executive officers, and employees of ORIX Group report to and consult through internal whistleblower channels and the head of whistleblower channels judges that such report or consultation is of a serious nature, he / she shall report such information to the Audit Committee of the Company. In addition, the directors, executive officers, and employees of ORIX Group may report to the Audit Committee or the appointed audit member within the Audit Committee (the member responsible for the collection of information on the execution of duties and investigation of the operating assets, hereinafter the "Appointed Audit Member") of concerns regarding accounting, accounting internal control, or auditing matters or regarding directors or executive officers of the Company, or group executives.

　　3) The directors, executive officers, and employees of ORIX Group shall report information requested by the Appointed Audit Member to the Audit Committee of the Company periodically or as appropriate.

(2) Systems to ensure that persons who have reported to or consulted with the Audit Committee are not treated adversely

　　ORIX Group internal rules stipulate that any director, executive officer and employee of ORIX Group who has reported to or consulted with the whistleblower channels and / or the Audit Committee shall not be treated adversely by reason of said report or consultation.

　　ORIX Group establishes a system in which reporters / consultors will not receive an adverse treatment as a result of their reporting or consulting by adopting internal rules that stipulate that any person who treats whoever so reported or consulted adversely in violation of internal rules shall be disciplined pursuant to the internal rules.

(3) Systems to ensure that audit by the Audit Committee is effectively performed

　　1) The executive officer of the Company who is in charge of the internal audit department shall attend important ORIX Group meetings upon assignment from the Appointed Audit Member, and report necessary information for auditing to the Audit Committee in a timely manner to support the information gathering of the Audit Committee.

　　2) To conduct the internal audit of the Company, the internal audit department of the Company shall develop an annual audit plan and seek approval for the plan from the Audit Committee.

　　3) The internal audit department of the Company shall, by way of an Audit Results Report, inform the Audit Committee of the results of each group company's internal audit. In addition, the internal audit department of the Company will take measures regarding the matters which were pointed out by the audit to improve, will conduct a follow-up audit etc., and report on the status of any improvements to the Audit Committee.

　　4) The internal audit department of the Company shall continually collaborate with the Audit Committee and cooperate fully with any request for investigation by the Audit Committee.

(4) Directors and employees who assist in the duties of the Audit Committee

　　1) The Company has the Audit Committee Secretariat to assist the duties of the Audit Committee.

　　2) As necessary, the Audit Committee may commission the Audit Committee Secretariat to assist in the duties of the Audit Committee.

(5) Ensuring independence of the Audit Committee Secretariat staff

The appointment and evaluation of, changes in, and disciplinary action against the Audit Committee Secretariat staff shall be effected with the approval of the Audit Committee.

(6) Ensuring effectiveness of the instructions of the Audit Committee

Regarding operations that the Audit Committee Secretariat staff carries out on instructions from the Audit Committee; the executive officers themselves shall cooperate, and direct others to cooperate.

(7) Costs of execution of duties of the Audit Committee

1) The Company bears the cost and expenses in connection with executing the duties of the Audit Committee.

2) The Audit Committee may appoint outside experts to execute its duties as necessary.

(2) Outline of the Operation of the Internal Control System

The operation of the Internal Control System of ORIX Group for the current fiscal year is as follows:

I. Maintaining systems to ensure the adequacy of the business procedures of ORIX Group

(1) Systems to ensure the efficiency of the execution of business operations

1) The Board of Directors resolves upon delegation to the representative executive officer any such matter for it to resolve as may be delegated to the representative executive officer to the extent permitted under laws and regulations except for certain matters. Information that is important to business execution, including information on individual matters, is reported to the representative executive officer, so that the Company may enhance the speed and efficiency of decision making and the execution of business operations.

2) The Board of Directors, on resolving upon division of duties and relations between executive officers, ensures that there shall not be made any overlap of their execution of duties or gaps in division of duties.

3) The important meetings and committees common to ORIX Group are held at the Company periodically or as necessary in order to share the business issues and to ensure efficient execution of operations.

4) In each group company, division of duties rules and authority rules are established that define the limits of duties for each department under charge of each director, and limits of authority of such director. In respect of important execution of operations in the subsidiaries, after deliberation at bodies such as the Executive Committee, the representative executive officer makes determination, and instructs the directors of each subsidiary, in order that the important execution of operations of the subsidiaries is under control.

(2) Systems of risk management

1) Each business unit identifies important risks in accordance with business strategy and business plans and conducts risk management autonomously.

2) The internal control-related functions grasp the risks they manage and such risks' impact on management and control them.

3) ORIX Group has prescribed rules according to risk factors, such as investment and credit rules, ALM rules and disaster risk management rules.

4) For the purposes of centralized management of operational risk incidents, ORIX Group prescribes the route and manner of reporting at the time an incident occurs in its incident response rules, and responds to and manages each incident as appropriate considering the extent that said incident impacts ORIX Group management. ORIX Group reflects risks that have arisen in connection with actual incidents into its annual risk assessment program to ensure the implementation of the preventive measures.

5) Material operational risk incidents and litigation matters are regularly reported to the Audit Committee and the Board of Directors, which in turn are monitoring the state of management and systems.

6) The information security department has established security standards along with the "Information Security Management Rules." For the management of information assets in domestic and overseas subsidiaries, the information security department assesses their security and supports the planning and implementation of improvements. In response to recent cyber risks, a framework has been put in place for responding to and reporting critical information security incidents to the Disclosure Committee.

7) In order to strengthen its organizational risk management system, ORIX Group promotes the visualization of portfolio risk, market risk, liquidity risk, and operational risk, and has established a system for reporting to the representative executive officer as appropriate.

8) Regarding climate change risks, ORIX Group conducts the scenario analysis proposed in the Recommendations of the Task Force on Climate-Related Financial Disclosures, identifying businesses and portfolios that will be impacted and analyzing their degree of impact.

(3) Systems of information management

1) With regard to information on the minutes, approved proposals and the like in relation to execution of duties of the executive officers, the Company has made information management rules providing for the manner in which information is managed and period in which it is kept.

2) In case a director or the Audit Committee requests a sight of the minutes described above, the Board of Directors Secretariat or the Audit Committee Secretariat will meet such request.

3) The secretariat to the relevant meeting or committee keeps materials on agendas submitted to the important meetings and committees common to ORIX Group, and maintains confidentiality by putting a limit on the directors, executive officers, and employees who can access such materials.

(4) Compliance framework

1) In order to permeate compliance awareness, share the corporate image in view and invest in the improvement of its brand value, ORIX Group has established principles such as the "ORIX Group Purpose & Culture" and "Code of Conduct". ORIX Group aims to disseminate and build awareness of these principles among all the directors, the executive officers, and employees, by conducting trainings and issuing materials for the directors, the executive officers, and employees. These rules can be viewed on the company website.

    English: https://www.orix.co.jp/grp/en/about/purpose_and_culture/
                        https://www.orix.co.jp/grp/en/about/code_of_conduct/
    Japanese: https://www.orix.co.jp/grp/company/about/purpose_and_culture/index.html
                        https://www.orix.co.jp/grp/company/about/code_of_conduct/

2) ORIX Group conducts online training regarding its "Code of Conduct," the prevention of bribery and other important laws and regulations, etc. and strives to increase awareness of compliance. ORIX Group listens to opinions from employees with a wide range of occupations and is moving forward with improvement of its work environment so that employees with diverse sets of values can work in a lively manner. In the current fiscal year, ORIX Group continues to conduct training related to compliance awareness and harassment prevention in its new employee training (domestic and overseas) and in position-specific training, which includes third-year employee training, new pre-manager training and new supervisor training (domestic). In addition, ORIX Group conducts training sessions (on-site) and individual on-site interviews of personnel. ORIX Group continues to conduct compliance reviews through activities such as regular online conferences with major overseas sites.

3) In accordance with its domestic "Compliance Hotline Rules" and rules such as its overseas "ORIX Group Global Hotline Note," ORIX Group has set up whistleblower channels within and outside ORIX Group and increased awareness of the same within ORIX Group, including domestic and overseas subsidiaries, to ensure prevention of illegal conduct or early detection of misconduct. In addition, ORIX Group has established an external whistleblowing system accessible outside ORIX Group and developed a system for receiving reports from business partners and other persons regarding conduct by ORIX Group directors, executive officers, and employees that is or may be a compliance violation. When there is an internal or external whistleblower report, ORIX Group reports each material case immediately and other cases on a quarterly basis to the Audit Committee, and makes efforts for suitable information sharing appropriate to each case.

4) The internal audit department confirms matters such as the effectiveness of the internal control system, efficiency and effectiveness of operations, and legal compliance through its internal auditing of the Company and audit reports of group companies' internal audit departments.

5) In accordance with internal rules on assessments of internal controls over financial reporting, ORIX Group conducts assessments of internal control at the organization level and operational process level and reports the results of such assessment to persons performing internal certification. The results of all assessments of internal control are reported to the Disclosure Committee.

6) The internal control-related functions have put in place systems for ensuring that the execution of duties at ORIX Group is in conformance with laws and regulations and the Articles of Incorporation and conduct promotion of compliance.

   a) The credit department checks the suitability of initiatives and products through evaluation, pre-consultation and monitoring of business transactions.

   b) The legal department confirms the conformance by operations with laws and regulations through evaluation of contracts and monitoring of changes in laws. In addition, ORIX Group has developed group-wide rules on important laws and regulations and increasing awareness of them.

   c) The compliance department is striving to foster a corporate culture that prioritizes compliance pursuant to the domestic "ORIX Group-wide Compliance Policy" and overseas "Global Compliance Policy." Furthermore, through online information sessions (domestic and overseas) and group intranet (domestic), ORIX Group is increasing awareness of important laws, regulations, and related internal rules. Overseas group companies have continued to send awareness messages and raised awareness of compliance risks through compliance training. ORIX Group has also strengthened its management of compliance risks by reviewing the methods used for determining, and content of, the risk ratings in risk assessments and improving and updating the format of its risk assessment.

   d) The accounting department has established "Group Accounting Management Rules" in order to define accounting controls such as the responsibilities of the person in charge of the accounting at subsidiaries, as well as to support subsidiaries improving their systems and monitor the compliance. ORIX Group has strengthened the effectiveness of the "Group Accounting Management Rules" by standardizing and clarifying accounting procedures for strengthening preventive and detective controls over financial reporting.

   e) The information security department conducts education and awareness programs on information security, as well as information handling, for group company's directors, executive officers, and employees, such as incident response training, e-learning and phishing email simulations. In addition, the information security department promotes a vulnerability management framework to strengthen and improve the information security systems of all Group companies.

(5) Group company management framework

   1) Executive officers of the Company and Group executive officers share material business issues for management of ORIX Group at the Group Executive Officer Committee.

   2) The executive officers in charge of the subsidiaries report on the progress in business plans, the state of execution of duties of directors, executive officers, and employees, and the business environment surrounding each subsidiary at the important meetings and committees common to ORIX Group, such as Board of Directors meetings, the Audit Committee and Business Unit Strategy Meeting.

   3) A system is in place for the subsidiaries to request approval of, consult with or report to the Company on specific management matters determined by each subsidiary, including matters related to directors, finances, accounting, IT systems, audit and investment and lending, and the status of execution of specific business operations in accordance with the rules or Management Advisory Agreement on matters which require the prior approval of the Company. Each internal control-related function receives such reports and directly provides advice, guidance and instructions to the subsidiaries from a management perspective.

II. Matters necessary for execution of duties of the Audit Committee

(1) Systems of reporting to the Audit Committee

　　1) The Rules of the Audit Committee stipulate that the Appointed Audit Member may require directors, executive officers, and employees of ORIX Group to report on certain facts that have occurred in business activity, and may investigate into the business and financial conditions of ORIX Group.

　　2) In the current fiscal year, the directors, executive officers, and employees of the Company periodically reported to the Audit Committee on the group-wide matters including the Company as follows:
　　　・report by the representative executive officer of the Company on the execution of duties: twice a year
　　　・accounting report by the accounting department: quarterly
　　　・report by the internal audit department on the internal audit and evaluation of internal control: quarterly
　　　・report by other internal control-related functions on the status of development of the internal control activities system, illegal or unethical conduct, status of internal and external whistleblowing, disputes, status of credit check and monitoring and incident reporting: semiannual

　　3) In addition to paragraph 2) above, in the current fiscal year, the department of human resources, the information security department, IT and system department, the accounting department, investor relations department, sustainability department, treasury department and global business department of the Company reported to the Audit Committee about their execution of duties.

　　4) In cases where the officer responsible for the compliance department judges that a report or consultation made through internal and external whistleblower channels is of a serious nature, the officer shall promptly report such information to the Board of Directors, the representative executive officer and the Audit Committee of the Company.

　　5) Channels are available for direct whistleblowing to the Audit Committee or the Appointed Audit Member through the Audit Committee Secretariat on accounting, accounting internal control, or audit matters or directors or executive officers of the Company, or group executives.

　　6) The internal rules stipulate that if any person who becomes aware of any fact that is required to be whistleblown fails to report or consult about such fact, such person is disciplined pursuant to the work regulations.

(2) Systems to ensure that persons who have reported to or consulted with the Audit Committee are not treated adversely

　　The domestic "Compliance Hotline Rules", stipulate that no one who has reported to or consulted with the whistleblower channels and /or the Audit Committee shall be treated adversely by reason of said report or consultation. The rules also stipulate that any person who treats whoever so reported or consulted adversely in violation of internal rules shall be disciplined pursuant to the work regulations.

　　Further, ORIX Group makes these rules widely known to all directors, executive officers, and employees of ORIX Group when providing e-learning training and training for persons in charge related to compliance. ORIX Group also maintains systems to prevent whistleblowers from being treated adversely in accordance with its overseas "ORIX Group Global Hotline Note."

(3) Systems to ensure that audit by the Audit Committee is effectively performed

　　1) The executive officer responsible for the internal audit department of the Company, as delegated by the Appointed Audit Member, attends important meetings and committees common to ORIX Group, such as the EXCO and reports an overview of matters that have been determined, or deliberated on, by such committees to the members of Audit Committee on a monthly basis, and keeps track of the decision-making process, execution of business and state of compliance of each group company, and reports on such matters to the Audit Committee on a quarterly basis.

　　2) The interim audit policy and annual audit plan of the Company are approved by the representative executive officer and Audit Committee.

　　3) The results of the Company's internal audit are reported to the Audit Committee on a case-by-case basis and the overview of the results of internal audits and the status of improvements are reported to the Audit Committee quarterly.

4) The internal audit department of the Company, in cooperation with auditors and internal audit departments of subsidiaries, conducts joint determination and monitoring of material risks and reports on the results and the status of improvement thereof to the Audit Committee on a quarterly basis. In the current fiscal year, the internal audit department communicated closely with auditors at subsidiaries through regular meetings.

5) The Audit Committee, six times per year, requests the attendance of the independent auditor and receives from the independent auditor the reporting of information on matters such as the outline and progress of the integrated audit plan, the results of the quarterly review and the final audit, the status of non-audit services, the results of inspection by the Certified Public Accountants and Auditing Oversight Board, the quality management system and key audit matters.

6) In order to afford a better understanding of ORIX Group's businesses, in the current fiscal year, inspections of several business sites, operating facilities, etc. of group companies were conducted. Furthermore, a briefing session from each ORIX Group business segment is held at which the status of business, business strategies and progress in projects are reported, which facilitates the sharing of information necessary for audit purposes.

(4) Directors and employees who assist in the duties of the Audit Committee

1) The Audit Committee Secretariat is in place, and for the purposes of ensuring specialty necessary for the assisting in the auditing conducted by the Audit Committee, the Audit Committee Secretariat staff is in concurrent service with the employees with the internal audit department.

2) The Audit Committee Secretariat staff, in addition to the preparation of the minutes of the Audit Committee, on the instructions of the Audit Committee, assist in the work by the Audit Committee and confirms appropriateness of non-audit services and non-assurance services to ORIX Group's independent auditor and domestic and overseas member firms belonging to the same network.

(5) Ensuring independence of the Audit Committee Secretariat staff

The appointment and evaluation of, changes in, and disciplinary action against the Audit Committee Secretariat staff is put into effect with the approval of the Audit Committee.

(6) Ensuring effectiveness of the instructions of the Audit Committee

1) Staff of the internal audit department are also appointed as staff of the Audit Committee Secretariat, so that the department may efficiently conduct auditing and investigations as instructed by the Audit Committee.

2) The "ORIX Group Internal Audit Rules" are established as common rules of ORIX Group, which stipulate that the internal audit department may require each subsidiary to submit materials or give an explanation, and any department that has been requested to cooperate may not refuse to cooperate with the internal audit department without cause.

(7) Costs of execution of duties of the Audit Committee

The Company bears all costs and expenses in connection with executing the duties of the Audit Committee in an appropriate manner.

Consolidated Financial Statements (U.S. GAAP)

Consolidated Statement of Changes in Equity

(From April 1, 2025 to March 31, 2026)

Millions of yen

	ORIX Corporation Shareholders' Equity					Total ORIX Corporation Shareholders' Equity	Noncontrolling Interests	Total Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock			
Balance at April 1, 2025	221,111	234,193	3,354,911	341,298	(61,731)	4,089,782	82,001	4,171,783
Contribution to subsidiaries						0	14,457	14,457
Transaction with noncontrolling interests		344		28		372	(13,291)	(12,919)
Comprehensive income, net of tax:								
Net income			447,265			447,265	11,821	459,086
Other comprehensive income (loss)								
Net change of unrealized gains (losses) on investment in securities				(214,437)		(214,437)	0	(214,437)
Impact of changes in policy liability discount rate				299,258		299,258	0	299,258
Net change of debt valuation adjustments				193		193	0	193
Net change of defined benefit pension plans				17,162		17,162	5	17,167
Net change of foreign currency translation adjustments				164,577		164,577	3,816	168,393
Net change of unrealized gains (losses) on derivative instruments				(2,969)		(2,969)	129	(2,840)
Total other comprehensive income						263,784	3,950	267,734
Total comprehensive income						711,049	15,771	726,820
Cash dividends			(170,803)			(170,803)	(8,370)	(179,173)
Acquisition of treasury stock					(150,002)	(150,002)	0	(150,002)
Disposal of treasury stock		(906)			1,264	358	0	358
Cancellation of treasury stock		(137)	(128,864)		129,001	0	0	0
Other, net		1,745			(1)	1,744	0	1,744
Balance at March 31, 2026	221,111	235,239	3,502,509	605,110	(81,469)	4,482,500	90,568	4,573,068

Note: Changes in the redeemable noncontrolling interests are not included in the table.

Notes to the Consolidated Financial Statements

1. Significant Basis of Preparation of Consolidated Financial Statements

  (1) Scope of Consolidation

    1) Number of consolidated subsidiaries: 1,369

      Entities such as variable interest entities (VIEs) and SPEs (entities that have been established for specific projects) are included.

    2) Name of major consolidated subsidiaries

      ORIX Auto Corporation, ORIX Rentec Corporation, ORIX Real Estate Corporation, ORIX Real Estate Investment Advisors Corporation, ORIX Asset Management Corporation, DAIKYO INCORPORATED, Elawan Energy S.L., ORIX Life Insurance Corporation, ORIX Bank Corporation, Santoku Senpaku Co., Ltd., ORIX Aviation Systems Limited, ORIX Corporation USA, ORIX Corporation Europe N.V., ORIX Asia Limited, ORIX Leasing Malaysia Berhad, PT. ORIX Indonesia Finance, ORIX Australia Corporation Limited, ORIX (China) Investment Co., Ltd., ORIX Capital Korea Corporation, ORIX Auto Leasing Taiwan Corporation, ORIX Corporation India Limited, ORIX Leasing Singapore Limited.

    3) Entities not accounted for as subsidiaries despite owning the majority of voting interests

      OSB Savings Bank Co., Ltd

      (Reason for not being accounted for as a subsidiary)

      As of March 31, 2026, the Company holds the majority of voting interests in the entity; however, since noncontrolling shareholders have substantive participating rights to decisions that occur as part of the ordinary course of its business, the entity was excluded from the scope of consolidated subsidiaries and accounted for by using the equity method.

  (2) Application of the Equity Method

    1) Number of affiliates accounted for by the equity method: 128

      Including the number of entities disclosed in (1) 3) above.

    2) Name of major affiliates

      Kansai Airports, DOCOMO Finance, Inc., Avolon Holdings Limited

  (3) Summary of Significant Accounting Policies

    1) Basis of presenting consolidated financial statements

      In preparing the accompanying consolidated financial statements pursuant to the provision of paragraph 1 of Article 120-3 of the Ordinance on Accounting of Companies, the Company and its subsidiaries have complied with generally accepted accounting principles in the United States ("U.S. GAAP"). However, certain information and notes required under U.S. GAAP are omitted pursuant to the provision of the latter part of Article 120-1, which is referred to in paragraph 3 of Article 120-3. All amounts shown herein are rounded to the nearest millions of Japanese yen.

2) Principles of consolidation

Consolidated subsidiaries

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. VIEs, for which the Company and its subsidiaries are the primary beneficiaries, are also included in the consolidated financial statements.

In a transaction that results in the loss of control, the gain or loss recognized in income includes the realized gain or loss related to the portion of ownership interest sold and the gain or loss on the remeasurement to fair value of the interest retained. On the other hand, additional acquisition of the parent's ownership interest in subsidiaries and partial sale of such interest where the parent continues to retain control of the subsidiary are accounted for as equity transactions.

A certain overseas subsidiary consolidates subsidiaries determined as investment companies under ASC 946 ("Financial Services – Investment Companies"). Investments held by the investment company subsidiaries are carried at fair value with changes in fair value recognized in earnings.

All significant intercompany accounts and transactions have been eliminated in preparing our consolidated financial statements.

Equity method investees

Investment in corporate entities:

Investments in corporate entities, in which the Company and its subsidiaries have 20% – 50% ownership or has the ability to exercise significant influence, are accounted for by using the equity method except for those for which the fair value option has been elected. When the Company holds majority voting interests of an entity but noncontrolling shareholders hold substantive participating rights to make decisions on activities that occur over the ordinary course of the business, an equity method investee is recognized.

Investment in real estate joint ventures:

Investments in real estate joint ventures, which includes contracts for the development and operation of real estate, are accounted for by using the equity method.

Investment in partnerships and other investments:

Investments in partnerships and other investments, in which the Company and its subsidiaries have more than 3% to 5% ownership or over which the Company and its subsidiaries can exercise significant influence, are accounted for by using the equity method except for those for which the fair value option has been elected.

Equity method investments are recorded at cost plus/minus the Company and its subsidiaries' portion of equity in undistributed earnings. If the value of an investment has declined and is judged to be other-than-temporary, the investment is written down to its fair value.

When an equity method investee issues stocks, which price per share is more or less than the Company and its subsidiaries' average carrying amount per share, to unrelated third parties, the Company and its subsidiaries adjust the carrying amount of its equity method investee and recognize the gain or loss in the consolidated statements of income in the year in which the change in ownership interest occurs.

A lag period of up to three months is used on a consistent basis for recognizing the results of certain consolidated subsidiaries and equity method investees.

3) Inventories

Residential condominiums under development:

Carried at cost based on the specific identification method

Completed residential condominiums and merchandise for sale:

Stated at lower of cost or fair value less cost to sell mainly based on the specific identification method

4) Derivative financial instruments

The Company and its subsidiaries recognize all derivatives on the consolidated balance sheet at fair value.

Changes in the fair value of derivatives are recorded either in earnings or other comprehensive income (loss), net of applicable income taxes, depending on their use, whether they qualify as effective "hedges" for accounting purposes, and nature of hedging.

5) Investment in securities

Equity securities:

Equity securities are generally reported at fair value with unrealized gains and losses included in income. Equity securities without readily determinable fair values are recorded at fair value at its cost minus impairment, if any, plus or minus changes resulting from observable price changes under the election of the measurement alternative, except for investments which are valued at net asset value per share. In addition, investments are recorded at fair value with unrealized gains and losses included in income if certain subsidiaries elect the fair value option.

Trading debt securities:

Trading debt securities are reported at fair value with unrealized gains and losses included in income.

Available-for-sale debt securities:

Available-for-sale debt securities are reported at fair value, and unrealized gains or losses are recorded in accumulated other comprehensive income (loss), net of applicable income taxes, except investments which are recorded at fair value with unrealized gains and losses included in income by electing the fair value option.

6) Depreciation method of tangible assets

Investment in operating leases:	Mainly on a straight-line basis
Property under facility operations:	Mainly on a straight-line basis
Office facilities:	Declining-balance basis or straight-line basis

7) Recognition of allowance

Allowance for credit losses:

The allowance for credit losses estimates credit losses expected to occur in the future over the remaining life of financial assets measured at amortized cost, including net investment in leases, installment loans, and other receivables and is recognized based on management judgement. Expected prepayments are reflected in the remaining life. The allowance for credit losses is increased by provision charged to income and is decreased by charge-offs, net of recoveries mainly.

Developing the allowance for credit losses is subject to numerous estimates and judgments. In evaluating the appropriateness of the allowance, management considers various factors, including the business characteristics and financial conditions of the obligors, prior charge-off experience, current delinquencies and delinquency trends, value of underlying collateral and guarantees, current economic and business conditions and expected outlook in the future.

The Company and its subsidiaries estimate the allowance for credit losses by using various methods according to these estimates and judgments. When certain financial assets have similar risk characteristics to other financial assets, these financial assets are collectively evaluated as a pool. On the contrary, when financial assets do not have similar risk characteristics to other financial assets, the financial assets are evaluated individually. The Company and its subsidiaries select the most appropriate calculation method based on available information, such as the nature and related risk characteristics on financial assets, the prior charge-off experience and future forecast scenario with correlated economic indicators.

The Company and its subsidiaries charge off doubtful receivables when the likelihood of any future collection is believed to be minimal considering debtors' creditworthiness and the liquidation status of collateral, etc.

In addition, if the entity has a present contractual obligation to extend the credit and the obligation is not unconditionally cancelable by the entity, credit losses related to the loan commitments of installment loans and financial guarantees are in the scope of the allowance for credit losses. For the loan commitments of installment loans, credit losses are recognized on the loan commitments for the portion expected to be drawn. For financial guarantees, the allowance is recognized for the contingent obligation which generates credit risk exposures. These allowance for off-balance sheet credit exposures is measured using the same measurement objectives as the allowance for loans and net investment leases, considering quantitative and qualitative factors including historical loss experience, current economic and business conditions and reasonable and supportable forecasts. The allowance for off-balance sheet credit exposure is accounted for in other liabilities on the consolidated balance sheets.

8) Recognition of liabilities for retirement benefits

The costs of pension plans are accrued based on amounts determined using actuarial methods, with assumptions of discount rate, rate of increase in compensation level, expected long-term rate of return on plan assets and others. Net actuarial gain (loss) is amortized using a corridor approach. In addition, the Company and its subsidiaries recognize an asset or a liability for the funded status of the pension plans, measured as the difference between the fair value of plan assets and the benefit obligation, on the consolidated balance sheet.

For overfunded pension plans, the excess amount is included in and presented as other assets, and for underfunded pension plans, the shortfall is included in and presented as other liabilities.

9) Revenue recognition

Revenues from only contracts with customers, such as sales of goods and real estate, and services income, are recognized based on the following five steps;

    Step 1: Identify the contract(s) with a customer
    Step 2: Identify the performance obligations in the contract
    Step 3: Determine the transaction price
    Step 4: Allocate the transaction price to the performance obligations in the contract
    Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

In accordance with these steps, revenues are recognized to depict the transfer of promised goods or services to customers in the amounts that reflect the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenues are recognized net of discount, incentives and estimated sales returns. In case that the Company and its subsidiaries receive payment from customers before satisfying performance obligations, the amounts are recognized as contract liabilities. In transactions that involve third parties, if the Company and its subsidiaries control the goods or services before they are transferred to the customers, revenue is recognized on gross amount as the principal.

Excluding the aforementioned policy, the policies as specifically described hereinafter are applied for each of revenue items.

Finance revenues

Revenues from finance leases:

Interest income on net investment in leases is recognized over the life of each respective lease using the interest method. When lease payment is variable, it is accounted for as income in profit or loss in the period when the changes in facts and circumstances on which the variable payment is based occur. Initial direct costs of sales-type leases and direct financing leases are being deferred and amortized as a yield adjustment over the life of the related lease by using interest method.

Revenues from installment loans:

Interest income on installment loans is recognized on an accrual basis. Certain related direct loan origination costs, net of loan origination fees, are being deferred and amortized over the contractual term of the loan as an adjustment of the related loan's yield using the interest method.

Revenues from financial guarantees:

At the inception of a guarantee, fair value for the guarantee is recognized as a liability in the consolidated balance sheet. The Company and its subsidiaries recognize revenue mainly over the term of guarantee by a systematic and rational amortization method as the Company and its subsidiaries are released from the risk of the obligation.

Operating leases

Revenues from operating leases are recognized on a straight-line basis over the lease terms. When lease payment is variable, it is accounted for as income in profit or loss in the period when the changes in facts and circumstances on which the variable payment is based occur. Initial direct costs of operating leases are being deferred and amortized as a straight-line basis over the lease term.

Life insurance premiums

Premium income from life insurance policies, net of premiums on reinsurance ceded, is recognized as earned premiums when due.

10) Impairment of long-lived assets

Long-lived assets to be held and used in operations, including tangible assets and intangible assets being amortized, shall be tested for recoverability whenever events or changes in circumstances indicate that the assets might be impaired. The assets are considered not recoverable when the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amount of those assets, and the net carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount.

11) Right-of-use assets

Right-of-use (hereinafter, "ROU") assets recognized from the lessee's lease transaction are recorded as investment in operating leases, property under facility operations and office facilities. ROU assets of finance leases are amortized mainly on a straight-line basis over the lease term. ROU assets of operating leases are amortized over the lease term by the fixed term operating lease cost minus the interest cost.

12) Goodwill and other intangible assets

Goodwill and indefinite-lived intangible assets are not amortized but tested at least annually for impairment. Intangible assets with finite lives are amortized over their useful lives and tested for impairment.

13) Adoption of Japanese Group Relief System

The Company and its certain subsidiaries have applied Japanese Group Relief System for National Corporation tax purposes.

(4) Accounting Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company has identified eleven areas where it believes estimates are particularly critical to the financial statements. The Company makes estimates and assumptions to the selection of valuation techniques and determination of assumptions used in fair value measurements, fair value measurement of assets acquired and liabilities assumed in a business combination, the determination and periodic reassessment of the unguaranteed residual value for finance leases and operating leases, the determination and reassessment of insurance policy liabilities and deferred policy acquisition costs, the determination of the allowance for credit losses (including the allowance for off-balance sheet credit exposures), the recognition and measurement of impairment of long-lived assets, the recognition and measurement of impairment of investment in securities, the determination of the valuation allowance for deferred tax assets and the evaluation of tax positions, the assessment and measurement of effectiveness in hedging relationship using derivative financial instruments, the determination of benefit obligation and net periodic pension cost and the recognition and measurement of impairment of goodwill and other intangible assets.

2. <u>Changes in Significant Basis of Preparation of Consolidated Financial Statements</u>

(1) Changes in Scope of Consolidation and Application of the Equity Method

1) Changes in scope of consolidation

There are no significant changes during the current fiscal year.

2) Changes in scope of application of the equity method

There are no significant changes during the current fiscal year.

(2) Changes in Accounting Policies

No items to report.

(3) Changes in presentation

No items to report.

3. Notes to Revenue Recognition

The following table provides information about revenues from contracts with customers, and other sources of revenue.

	Millions of yen
Goods or services category	
Sales of goods	¥320,653
Real estate sales	121,933
Asset management and servicing	297,626
Automobile related services	93,011
Facilities operation	102,956
Environment and energy services	169,047
Real estate management and brokerage	107,010
Real estate contract work	164,262
Other	127,531
Total revenues from contracts with customers	¥1,504,029
Other revenues *	50,940
Total sales of goods and real estate and services income	¥1,554,969

* Other revenues are not in the scope of revenue from contracts with customers.

The Company and its subsidiaries recognize revenues when control of the promised goods or services is transferred to our customers, in the amounts that reflect the consideration we expect to receive in exchange for those goods or services. Revenues are recognized net of discounts, incentives and estimated sales returns. Amount to be collected for third party is deducted from revenues. The Company and its subsidiaries evaluate whether we are principal or agent on distinctive goods or services. When a revenue transaction involves a third party, if the Company and its subsidiaries control the goods or services before they are transferred to customers, revenue is recognized on gross amount as the principal. There is no significant variability in considerations included in revenues, except for the performance fees regarding asset management business hereinafter, and there is no significant financing component in considerations on transactions.

Revenue recognition criteria on each goods or services category are mainly as follows:

Sales of goods

The Company and its subsidiaries sell various goods such as cosmetics, health foods, medical equipment and other to customers. Revenues from sales of goods are recognized when there is a transfer of control of the product to customers. The Company and its subsidiaries determine transfer of control based on when the products are shipped or delivered to customers, or inspected by customers.

Real estate sales

Certain subsidiaries are involved in condominium business. Revenues from sales of detached houses and residential condominiums are recognized when the real estate is delivered to customers.

Asset management and servicing

Certain subsidiaries offer customers investment management services for their financial assets, asset management as well as maintenance and administrative services for their real estate properties. Furthermore, the Company and its subsidiaries perform servicing on behalf of customers. Revenues from asset management and servicing primarily include management fees, servicing fees, and performance fees. Management and servicing fees are recognized over the contract period with customers, since the customers simultaneously receive and consume all of the benefits provided by the subsidiaries as the subsidiaries perform. Management fees are calculated based on the predetermined percentages of the market value of the assets under management or net assets of the investment funds in accordance with contract terms. Servicing fees are calculated based on the predetermined percentages of the amount in assets under management in accordance with contract terms. Fees based on the performance of the assets under management are recognized when the performance obligations are satisfied, to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The performance fee is estimated by using the most likely amount method, in accordance with contract terms. Servicing fees related to financial assets that the Company and its subsidiaries had originated and transferred to investors are not in the scope of revenue from contracts with customers. These fees are accounted for as servicing assets under which the benefits of servicing are expected to more than adequately compensate for performing the servicing, or servicing liabilities under which the benefits of servicing are not expected to adequately compensate for performing the servicing.

Automobile related services

Certain subsidiaries mainly provide automobile maintenance services to customers, as automobile related services. In the service, since customers simultaneously receive and consume all of the benefits provided by the subsidiaries as the subsidiaries perform, revenues are recognized over the contract period with customers. For measurement of progress, the cost incurred is used, because that reasonably describes transfer of control of services to customers. The subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheet as contract liabilities.

Facilities operation

The Company and its subsidiaries are running hotels, Japanese inns, a multipurpose dome and other facilities. Revenues from these operations are recognized over the customers' usage period of the facilities, since customers simultaneously receive and consume all of the benefits provided by the Company and its subsidiaries as the Company and its subsidiaries perform. The value transferred to customers is directly measured based on the usage period. With respect to the operation of a multipurpose dome, a certain subsidiary receives payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheet as contract liabilities. Gains on sale of property under facility operations included in services income are not within the scope of revenue from contracts with customers because these gains refer to transfers of non-financial assets to counterparties that are not considered to be our customers.

Environment and energy services

The Company and its subsidiaries offer services that provide electric power to business operators' factories, office buildings and other facilities. Revenues from electric power supply by purchasing electricity or running power plants are recognized over the contracted distribution period with customers, since customers simultaneously receive and consume all of the benefits provided by the Company and its subsidiaries as the Company and its subsidiaries perform. The value transferred to customers is directly measured based on electricity usage by customers. Furthermore, certain subsidiaries are running waste processing facilities. Revenues from resources and waste processing business are primarily recognized over the service contract period with customers, since customers simultaneously receive and consume all of the benefits provided by the subsidiaries as the subsidiaries perform. The value transferred to customers is directly measured based on the amount of resources and waste to be processed.

Real estate management and brokerage

The Company and its subsidiaries mainly offer management of condominiums, office buildings, and facilities and others, to customers, as real estate management and brokerage business. For these services, customers simultaneously receive and consume all of the benefits provided by the Company and its subsidiaries as the Company and its subsidiaries perform. Therefore, based on progress measured over the contract period with customers, revenues are recognized by directly measuring the value of the services transferred to customers. The Company and its subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheet as contract liabilities.

Real estate contract work

Certain subsidiaries offer repair and contract work for condominiums, office buildings, and facilities, and others, to customers. The work is held on the real estate where customers own or rent, and the subsidiaries' performance creates the asset that the customers' control as the asset is created or enhanced. Additionally, the performance does not create an asset with an alternative use to the subsidiaries, and the subsidiaries have a substantial enforceable right to payment for performance completed to date so that revenues are recognized over the contract work period. For measurement of progress, the cost incurred is used, because that reasonably describes transfer of control of services to customers. The subsidiaries recognize a part of its performance obligations that it performs as contract assets, and the amounts are reported under other assets on the consolidated balance sheet. Furthermore, the subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheet as contract liabilities.

Other

The Company and its subsidiaries have been developing a variety of businesses. Main revenue streams are as follows;

Maintenance services of software, measurement equipment and other:

Certain subsidiaries offer information systems hardware and software maintenance services and support, and maintenance of measurement equipment to customers. For these services, customers simultaneously receive and consume all of the benefits provided by the subsidiaries as the subsidiaries perform. Therefore, based on progress measured over the contract period with customers, revenues are recognized by directly measuring the value of the services transferred to customers. The subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheet as contract liabilities.

Fee business:

The Company and its subsidiaries are involved in insurance policy referrals and other agency business. Furthermore, certain subsidiaries engage in asset securitization businesses. Commission revenues from insurance policy referrals and other agency businesses are primarily recognized when the contract between our customers and their client is signed. Revenues from the asset securitization businesses consist primarily of advisory fees and performance fees. For advisory fee revenues, customers simultaneously receive and consume the benefits of the services as the performance obligations are fulfilled. Therefore, based on progress measured over the contract period with customers, revenues are recognized by directly measuring the value of the services transferred to customers. Performance fees are recognized when the performance obligations are satisfied, either upon the completion of the asset sale or upon the delivery of the final report to the customer, to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The performance fees are estimated by using the most likely amount method, in accordance with the contract terms. The subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheet as contract liabilities.

The following table provides information about balances from contracts with customers as of March 31, 2026.

	Millions of yen
Trade Notes, Accounts and Other Receivable	¥246,881
Contract assets (Included in Other Assets)	15,815
Contract liabilities (Included in Other Liabilities)	46,164

For fiscal 2026, revenue amounted to ¥32,402 million was included in contract liabilities as of April 1, 2025.

As of March 31, 2026, transaction price allocated to the performance obligations that are unsatisfied (or partially unsatisfied) is mainly related to automobile related services and real estate sales and amounted to ¥219,893 million. Remaining term for the obligations ranges up to 20 years. Furthermore, automobile related services primarily constitute the performance obligations that are unsatisfied (or partially unsatisfied) and will be recognized as revenue over the next 10 years. The Company and its subsidiaries applied practical expedients in the disclosure, and performance obligations for contracts that have an original expected duration of one year or less, contracts under which the value transferred to a customer is directly measured and recognized as revenue by the amount it has a right to invoice to the customer, sales- or usage based royalty and directly allocable variable consideration to wholly unsatisfied performance obligation are not included. The transaction price allocated to unsatisfied performance obligations does not include the estimate of material variable consideration.

Variable consideration not included in the transaction price is mainly related to performance fees of asset management business.

As of March 31, 2026, assets recognized from the costs to obtain or fulfill contracts with customers were not material.

4. Notes to the Consolidated Balance Sheet

  (1) Assets Pledged as Collateral and Liabilities Secured by Collateral

    The short-term and long-term debts payable to financial institutions, including liabilities related to the securitization of installment loans and others by the consolidated VIEs, are secured by the following assets.

Lease Payments	¥17,852 million
Installment Loans	¥87,334 million
Investment in Operating Leases	¥224,381 million
Investment in Securities	¥228,300 million
Property under Facility Operations	¥386,191 million
Investment in Affiliates	¥9,146 million
Other assets	¥171,353 million

Note: Other than those above, debt liabilities are secured by shares of subsidiaries and loans to subsidiaries, which are eliminated through consolidation adjustment, of ¥198,764 million and ¥7,922 million, and debt liabilities of equity method investees are secured by equity method investments and loans to equity method investees of ¥149,119 million. In addition, ¥404,097 million is pledged primarily by investment in securities for collateral deposits and deposit for real estate related transactions.

Liabilities secured by collateral are as follows:

Short-Term Debt	¥148,621 million
Trade Notes, Accounts and Other Payable	¥688 million
Long-Term Debt	¥776,312 million
Other Liabilities	¥12,490 million

  (2) Accumulated Depreciation of Tangible Assets

Investment in Operating Leases	¥1,033,293 million
Property under Facility Operations	¥245,328 million
Office Facilities	¥71,412 million

  (3) Guarantees

    At the inception of a guarantee, the Company and its subsidiaries recognize a liability in the consolidated balance sheet at fair value for guarantees within the scope of ASC 460 ("Guarantees").

    The summary of potential future payment and book value of guarantees liabilities of the guarantee contracts outstanding are as follows:

	Potential future payment	Book value of guarantee liabilities
Corporate loans	¥614,247 million	¥5,958 million
Transferred loans	¥609,536 million	¥13,760 million
Real estate loans	¥6,524 million	¥0 million
Other	¥18,471 million	¥2,575 million

5. Notes to the Consolidated Statement of Changes in Equity
  (1) Number of Outstanding Stock as of March 31, 2026
    Common Stock   1,124,106,624 shares

  (2) Number of Treasury Stock as of March 31, 2026
    Common Stock   25,519,804 shares
    Note: Treasury stock held through the Board Incentive Plan Trust of 3,035,102 shares is included in the above figures.

  (3) Dividends
    1) Dividends Paid during the Fiscal Year
      The board of directors of the Company resolved on May 19, 2025, as described below:
        a Total Dividends   ¥65,920 million
        b Dividends per Share   ¥57.84
        c Record Date   March 31, 2025
        d Effective Date   June 4, 2025
      Note: The total amount of dividends to be paid based on the resolution of the Board of Directors on May 19, 2025 includes ¥197
            million of dividend payable for the Company's shares held through "The Board Incentive Plan Trust ("the Trust")."

      The board of directors of the Company resolved on November 12, 2025, as described below:
        a Total Dividends   ¥104,883 million
        b Dividends per Share   ¥93.76
        c Record Date   September 30, 2025
        d Effective Date   December 9, 2025
      Note: The total amount of dividends to be paid based on the resolution of the Board of Directors on November 12, 2025 includes
            ¥317 million of dividend payable for the Company's shares held through the Trust.

    2) Dividends to be Paid after the End of the Fiscal Year
      The board of directors of the Company plans to resolve on May 18, 2026, as described below:
        a Total Dividends   ¥68,675 million
        b Dividends per Share   ¥62.34
        c Record Date   March 31, 2026
        d Effective Date   June 3, 2026
      Note: The total amount of dividends to be paid based on the resolution of the Board of Directors on May 18, 2026 includes ¥189
            million of dividend payable for the Company's shares held through the Trust.

6. Financial Instruments

(1) Information on Financial Instruments and Risk Management

The Company and its subsidiaries conduct a diverse array of businesses including finance, investment, life insurance, banking, asset management, auto-related business, real estate, and environment and energy. We execute our funding activities by borrowings from financial institutions, secured borrowings on securities lending transactions, funding from capital markets (such as through issuances of bonds, medium-term notes or commercial paper and securitization of loans receivables and other assets) and deposits. Financial assets and liabilities, which the Company and its subsidiaries have, are mainly subject to credit risk, market risk and liquidity risk (risk relating to funding). We manage each of these risks according to its characteristics.

1) Credit Risk Management

To analyze credit risk, we evaluate the adequacy of collateral and guarantees, the securitization of receivables and the diversification of debtors and their business types. A typical practice is to conduct a comprehensive customer credit evaluation based on the customer's financial position, cash flow, underlying security interests, profitability and other factors of individual credit transactions.

Moreover, an analysis of our portfolio and measures to establish appropriate credit limits allow us to control exposure to potentially higher risk markets.

2) Market Risk Management

We have established and maintained Group-wide ALM (asset-liability management) rules to comprehensively verify and understand the market risks.

Interest rate risk is comprehensively evaluated based on factors such as the expected impact of interest rate changes on periodic profit and loss and/or the balance sheet, the assets and liabilities positions and the funding environment. The analysis methods we use are modified, as required, depending on the situation.

We monitor and manage exchange rate risk using indicators such as VaR (value at risk) and adjusting hedge positions as needed based on changes in the market environment at any given time for exchange rate volatility in our business transactions in foreign currencies and overseas investments. We appropriately manage exchange rate risk by using means such as foreign currency-denominated loans, foreign exchange contracts and currency swaps to hedge exchange rate volatility in our business transactions in foreign currencies and overseas investments.

3) Liquidity Risk Management (Risk Management Relating to Funding)

To reduce liquidity risk, we diversify fund procurement methods and sources and constantly monitor liquidity on hand. To manage liquidity on hand, we project future cash flows and analyze liquidity risk using hypothetical stress scenarios. We take necessary measures so that our businesses may withstand adverse market changes.

The effect on the business of each subsidiary is monitored by ascertaining liquidity risk in each subsidiary and in every country in which the Company operates. We take appropriate measures to mitigate liquidity risk, including through such action as parent-to-subsidiary lending.

ORIX Bank Corporation and ORIX Life Insurance Corporation are engaged in retail financial activities for individual customers and are regulated by Japanese financial authorities. They are required to manage liquidity risk independently from other subsidiaries based on their internal regulations formulated according to the relevant regulations.

(2) Estimated Fair Value of Financial Instruments and the breakdown of the Fair Value by input levels

The Company and its subsidiaries classify and prioritize inputs used in valuation techniques to measure fair value into the following three levels:

Level 1－Inputs of quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2－Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly.

Level 3－Unobservable inputs for the assets or liabilities.

The carrying amount of financial instruments reported in the consolidated balance sheet, their estimated fair value and the differences between them as of March 31, 2026 are as follows:

Millions of yen

	Carrying amount	Estimated fair value	Differences	Level 1	Level 2	Level 3
1) Cash and cash equivalents	¥1,334,945	¥1,334,945	¥0	¥1,334,945	¥0	¥0
2) Restricted cash	116,154	116,154	0	116,154	0	0
3) Installment loans (net of allowance for credit losses)	4,118,777	4,089,785	(28,992)	0	50,013	4,039,772
4) Equity securities (Note 1)	501,246	501,246	0	150,194	120,456	230,596
5) Available-for-sale debt securities	2,526,416	2,526,416	0	7,278	2,243,137	276,001
6) Time deposits	1,924	1,924	0	0	1,924	0
7) Derivative assets (Note 2)	73,633	73,633	0	－	－	－
8) Reinsurance recoverables (Investment contracts)	307,733	277,544	(30,189)	0	0	277,544
9) Short-term debt	(572,235)	(572,235)	0	0	(572,235)	0
10) Deposits (Note 3)	(2,439,459)	(2,449,230)	(9,771)	0	(2,449,230)	0
11) Policy liabilities and Policy account balances (Investment contracts)	(390,523)	(331,178)	59,345	0	0	(331,178)
12) Long-term debt	(5,965,759)	(5,889,035)	76,724	0	(1,777,695)	(4,111,340)
13) Accounts payable (Contingent consideration)	(15,683)	(15,683)	0	0	0	(15,683)
14) Derivative liabilities (Note 2)	(66,805)	(66,805)	0	－	－	－

Notes: 1. The carrying amount of ¥281,167 million of equity securities without readily determinable fair values is not included in 4) Equity securities in the above table.

2. It represents the amount after offset under counterparty netting of derivative assets and liabilities. Information of input level before netting is as follows:

Millions of yen

	Carrying amount	Estimated fair value	Differences	Level 1	Level 2	Level 3
Derivative assets before netting	¥154,513	¥154,513	¥0	¥676	¥145,850	¥7,987
Netting	(80,880)	(80,880)	0	0	0	0
Derivative assets after netting	73,633	73,633	0	0	0	0
Derivative liabilities before netting	(118,061)	(118,061)	0	(148)	(117,356)	(557)
Netting	51,256	51,256	0	0	0	0
Derivative assets after netting	(66,805)	(66,805)	0	0	0	0

3. The carrying amount of ¥186,096 million of demand deposits is not included in 10) Deposits in the above table.

4. Liabilities or negative values are shown in parentheses.

(3) Method of Estimating Fair Value of Financial Instruments

1) 2) 6) 9) Cash and cash equivalents, restricted cash, time deposits and short-term debt

The carrying amounts recognized in the balance sheet were determined to be reasonable estimates of their fair values due to their short maturity.

3) Installment loans (net of allowance for credit losses)

The carrying amounts of floating-rate installment loans with no significant changes in credit risk which could be repriced within a short-term period were determined to be reasonable estimates of their fair values. The carrying amounts of purchased loans were determined to be reasonable estimates of their fair values because the carrying amounts (net of allowance for credit losses) are considered to properly reflect the recoverability and value of these loans. For certain homogeneous categories of medium- and long-term fixed-rate loans, the estimated fair values were calculated by discounting the future cash flows using the current interest rates charged by the Company and its subsidiaries for new loans made to borrowers with similar credit ratings and remaining maturities as of the end of the period. Concerning the above, if available, estimated fair values were based on quoted market prices or quotations provided by dealers.

4) Equity securities

For equity securities whose active market prices are available, such as listed shares, the estimated fair values were based on quoted active market prices. If active market prices are not available, the estimated fair values were based on other observable prices. For certain investment funds, the fair values were estimated based on discounted cash flow methodologies, market multiple valuation methods or broker quotes.

5) Available-for-sale debt securities

For available-for-sale debt securities other than certain corporate debt securities, mortgage-backed and asset-backed securities, the estimated fair values, which are also the carrying amounts recorded in the balance sheet, were generally based on quoted market prices or quotations provided by dealers. As for the certain corporate debt securities, mortgage-backed and asset-backed securities included in available-for-sale debt securities, the Company and its subsidiaries estimated the fair value by using valuation models such as discounted cash flow methodologies or broker quotes.

7) 14) Derivatives

For exchange-traded derivatives, fair value is based on quoted market prices. Fair value estimates for other derivatives generally reflect the estimated amounts that the Company and its subsidiaries would receive or pay to terminate the contracts at the balance sheet date, thereby taking into account the current unrealized gains or losses of open contracts. In estimating the fair value of most of the Company's and its subsidiaries' derivatives, estimated future cash flows are discounted using the current interest rate.

8) 11) Reinsurance recoverables and Policy liabilities and Policy account balances

A certain subsidiary has fixed annuity contracts, variable annuity and variable life insurance contracts, and reinsurance contracts which are classified as investment contracts because they do not expose the subsidiary to mortality or morbidity risks. In estimating the fair value of those contracts, estimated future cash flows are discounted using the current interest rate.

10) Deposits

The estimated fair values of time deposits were calculated by discounting the future cash flows. The current interest rates offered for the deposits with similar terms and remaining average maturities were used as the discount rates.

12) Long-term debt

The carrying amounts of long-term debt with floating rates which could be repriced within short-term periods were determined to be reasonable estimates of their fair values. For medium- and long-term fixed-rate debt, the estimated fair values were calculated by discounting the future cash flows. The borrowing interest rates that would be currently available to the Company and its subsidiaries offered by financial institutions for debt with similar terms and remaining average maturities were used as the discount rates. Concerning the above, if available, estimated fair values were based on quoted market prices or quotations provided by dealers.

13) Accounts payable (Contingent consideration)

A certain subsidiary records a part of consideration for acquiring noncontrolling interests of its subsidiary as accounts payable (contingent consideration), and its fair value measurement is based on discounted cash flow methodologies.

7. Investment and Rental Property

(1) Summary of Investment and Rental Property

The Company and its subsidiaries own real estate such as rental office buildings, rental logistics centers, rental commercial facilities other than office buildings, rental condominiums and land which is utilized for development of rental properties. A large portion of real estate held for investment and rental is located around major cities in Japan such as Tokyo.

(2) Fair Value of Investment and Rental Property

Carrying amount	Fair value
¥454,221 million	¥539,678 million

Notes: 1. Carrying amounts are stated at cost less accumulated depreciation.

2. Fair value as of March 31, 2026 is either obtained from appraisal reports by external qualified appraisers, calculated by internal appraisal department in accordance with "Real estate appraisal standards," or reasonably calculated internally utilizing similar methods.

8. Per Share Data

(1) Shareholders' Equity Per Share   ¥4,080.24

Note: Shareholders' Equity Per Share is calculated based on Shareholders' Equity attributable to ORIX Corporation Shareholders in accordance with U.S. GAAP.

(2) Earnings Per Share for Net Income Attributable to ORIX Corporation Shareholders

Basic   ¥400.27

Diluted   ¥399.40

Note: The Company's shares held through the Board Incentive Plan Trust are included in the number of treasury stock which is excluded for the purpose of calculating Per Share Data in the fiscal year ended March 31, 2026.

9. Significant Subsequent Events

(1) On April 27, 2026, the Company entered into a share transfer agreement with Daiwa Next Bank, Ltd. to transfer all shares in ORIX Bank Corporation, a consolidated subsidiary of the Company (hereinafter, the "Target"). Pursuant to this agreement, the share transfer is scheduled to be completed by October 2026, and upon the completion of the transfer, the Target will be excluded from the Company's scope of consolidation. The Target is included in the Banking and Credit segment, and as the transfer is expected to be completed during the fiscal year ending March 31, 2027, the Company expects to record a net gain of approximately ¥124.2 billion on a pre-tax basis in connection with the transfer in the consolidated financial statements for that fiscal year.

(2) On May 11, 2026, the Company's Board of Directors has passed a resolution approving the matters required under Article 156, Paragraph 1 of the Companies Act for the repurchase of its own shares for capital efficiency and shareholder returns, pursuant to Articles 34 of the Articles of Incorporation, which is in accordance with Article 459, Paragraph 1 of the Companies Act.

Details of Share Repurchase
・Class of shares to be repurchased: Common shares
・Total number of shares: Up to 100,000,000 shares
  (approximately 9.1% of the total outstanding shares (excluding treasury shares))
・Total purchase price of shares to be repurchased: Up to 250 billion yen
・Repurchase period: From May 22, 2026 to March 31, 2027
・Method of share repurchase: Market purchases based on the discretionary dealing contract regarding repurchase of own shares

Financial Statements (Japanese GAAP)

Balance Sheet
AS OF MARCH 31, 2026
ORIX Corporation

	Millions of yen
ASSETS	
Current assets	**3,519,096**
Cash and deposits	492,250
Accounts receivable - trade	9,491
Accounts receivable - installment sales	55,201
Lease receivables	44,927
Lease investment assets	180,898
Installment loans	2,702,487
Securities	316
Inventories	4
Advance payments - trade	5,717
Prepaid expenses	3,422
Other	44,721
Allowance for doubtful receivables	(20,342)
Non-current assets	**2,331,097**
Property, plant and equipment	**131,019**
Assets for lease	**115,113**
Assets for lease	111,604
Advances for purchases of assets for lease	3,508
Office Facilities	**15,906**
Buildings	3,390
Structures	141
Machinery and equipment	4,689
Tools, furniture and fixtures	966
Land	544
Leased assets	9
Construction in progress	6,164
Intangible assets	**1,998**
Software	1,809
Trademark right	34
Telephone subscription right	111
Other	42
Investments and other assets	**2,198,079**
Investment securities	283,803
Shares of subsidiaries and affiliates	1,379,350
Investments in other securities of subsidiaries and affiliates	331,979
Investments in capital	141
Bad debts	405
Prepaid pension cost	39,048
Deferred tax assets	110,516
Other	53,240
Allowance for doubtful receivables	(405)
Total Assets	**5,850,194**

	Millions of yen
LIABILITIES	
Current liabilities	**862,813**
Trade accounts payable	14,747
Short-term debt	156,793
Current portion of long-term debt	354,760
Commercial papers	6,000
Current portion of bonds	179,983
Lease obligations	233
Accrued expenses	30,618
Accrued tax payable	35,130
Contract liabilities	362
Deposits received	30,757
Unearned revenue	9,701
Deferred profit on installment sales	3,031
Provision for loss on guarantees	5,906
Other	34,787
Non-current liabilities	**3,721,026**
Bonds payable	1,412,323
Long-term debt	2,173,997
Lease obligations	1,254
Allowance for directors' retirement benefits	6,034
Asset retirement obligations	4,316
Other	123,099
Total Liabilities	**4,583,840**
Net Assets	
Shareholders' equity	**1,496,361**
Common stock	**221,111**
Capital surplus	**248,290**
Legal capital surplus	248,290
Retained earnings	**1,108,428**
Other retained earnings	1,108,428
Retained earnings brought forward	1,108,428
Treasury stock	**(81,468)**
Valuation and translation adjustments	**(230,007)**
Net unrealized gains on other securities	**2,650**
Deferred gains or losses on hedges	**(232,658)**
Total Net Assets	**1,266,353**
Total Liabilities and Net Assets	**5,850,194**

Statement of Income

FOR THE YEAR ENDED MARCH 31, 2026

	Millions of yen
Net Sales	715,011
Cost of Sales	301,722
Gross Profit	413,288
Selling, General and Administrative Expenses	81,132
Operating Income	332,155
Non-operating Income	37,484
Gains on investments in securities	11,141
Dividend income	759
Interest on securities	12,026
Foreign exchange gains	5,619
Gain on sale of fixed assets	6,791
Miscellaneous income	1,147
Non-operating Expenses	14,534
Expenses on investments in securities	477
Interest on bonds	6,239
Bond issuance cost	846
Interest expenses	6,786
Miscellaneous expenses	183
Ordinary Income	355,106
Extraordinary Income	135,117
Gains on sales of securities of subsidiaries and affiliates	118,653
Gains on sales of investments in securities	16,458
Other	5
Extraordinary Losses	9,212
Impairment losses	180
Losses on valuation of securities of subsidiaries and affiliates	6,015
Losses on sale of shares of subsidiaries and associates	985
Losses on liquidation of subsidiaries and associates	1,275
Other	756
Income Before Income Taxes	481,011
Income Taxes - Current	47,357
Income Taxes - Deferred	1,749
Net Income	431,903

Statement of Changes in Net Assets

(From April 1, 2025 to March 31, 2026)

Millions of yen

	Shareholders' equity							
	Common stock	Capital surplus			Retained earnings		Treasury stock	Total shareholders' equity
		Legal capital surplus	Other capital Surplus	Total capital surplus	Other retained earnings	Total retained earnings		
					Retained earnings brought forward			
Balance as of April 1, 2025	221,111	248,290	—	248,290	976,192	976,192	(61,730)	1,383,863
Changes of items during the period								
Dividends of surplus					(170,803)	(170,803)		(170,803)
Net income					431,903	431,903		431,903
Purchase of treasury stock							(150,002)	(150,002)
Disposal of treasury stock			136	136			1,264	1,400
Cancellation of treasury stock			(129,000)	(129,000)			129,000	—
Transfer from retained earnings to capital surplus			128,863	128,863	(128,863)	(128,863)		—
Net changes of items other than shareholders' equity								
Total changes of items during the period	—	—	—	—	132,236	132,236	(19,737)	112,498
Balance as of March 31, 2026	221,111	248,290	—	248,290	1,108,428	1,108,428	(81,468)	1,496,361

| | Valuation and translation adjustments | | | Total net assets |
	Net unrealized gains on other securities	Deferred gains or losses on hedges	Total valuation and translation adjustments	
Balance as of April 1, 2025	14,104	(215,057)	(200,952)	1,182,910
Changes of items during the period				
Dividends of surplus				(170,803)
Net income				431,903
Purchase of treasury stock				(150,002)
Disposal of treasury stock				1,400
Cancellation of treasury stock				—
Transfer from retained earnings to capital surplus				—
Net changes of items other than shareholders' equity	(11,454)	(17,600)	(29,055)	(29,055)
Total changes of items during the period	(11,454)	(17,600)	(29,055)	83,443
Balance as of March 31, 2026	2,650	(232,658)	(230,007)	1,266,353

Notes to Financial Statements

<u>Significant Accounting Policies</u>

1. Method of Valuation of Securities

   Shares of Subsidiaries and Affiliates

   Stated at cost determined by the moving average method

   Investments in Investment Limited Partnership (Investment LPS)

   Stated at the Company's proportionate share of net assets in the Investment LPS based on its financial statements.

   Other Securities

   Other than non-marketable Equity securities

   Stated at fair value (The unrealized gains or losses are reported directly in net assets and costs of securities sold are determined by the moving average method).

   Non-marketable Equity securities

   Stated at cost, mainly determined by the moving average method.

   For other than non-marketable Equity Securities, when the fair value declines significantly, the difference between the carrying amount and the fair value is recorded in Loss on valuation of securities unless it is expected recovery.

   For non-marketable Equity Securities, the Company assesses for impairment based on the real value calculated from the latest net asset value which is available by the closing date. When the real value declines significantly due to the deterioration of the financial condition, the difference between the carrying amount and the real value is recorded in Loss on valuation of securities unless the recoverability is supported by sufficient evidence.

2. Method of Valuation of Derivative Financial Instruments

   Stated at fair value.

3. Method of Valuation of Inventories

   Stated at cost, mainly determined by the first-in-first-out method (Balance sheet amount is computed by devaluing the book price to reflect declines in profitability).

4. Depreciation and Amortization Method of Non-Current Assets

   Property, Plant and Equipment

   Leased Assets:

   Buildings (excluding fixtures) acquired on or after April 1, 1998, and building fixtures and structures acquired on or after April 1, 2016, are depreciated using the straight-line method. Other assets are depreciated using the declining-balance method.

   Office Facilities:

   Mainly declining-balance method, except for buildings (excluding fixtures) acquired on or after April 1, 1998, and buildings fixtures and structures acquired on or after April 1, 2016, which are depreciated using the straight-line method.

   Intangible Assets

   Straight-line method

   Internal-use software is amortized using the straight-line method over its useful life (within five years).

5. Accounting for Deferred Assets

All bond issuance costs and stock issuance costs are charged to expense as incurred.

6. Translation of Assets and Liabilities Denominated in Foreign Currencies

Monetary assets and liabilities denominated in foreign currencies are translated into Japanese yen at exchange rates in effect at the end of the fiscal year. Foreign exchange gains or losses resulting from translation are recognized in the statement of income.

7. Basis of Recording Allowances

Allowance for Doubtful Receivables:

To provide for possible losses on uncollectable receivables of Accounts receivable - installment sales, Lease receivables, Lease investment assets and Installment loans (except receivables from subsidiaries and affiliates), an allowance for doubtful receivables is recorded at the amount calculated based on the historical loss rate with respect to receivables from normal borrowers and at the amount determined in consideration of collectability of individual receivables with respect to receivables from borrowers who have or are likely to have serious problems in repayment.

With respect to receivables from subsidiaries and affiliates, an allowance for doubtful receivables is recorded at the amount determined in consideration of collectability of individual receivables.

Provision for Loss on Guarantees:

To provide for possible losses on guarantees, a provision for loss on guarantees is recorded at the amount calculated based on the historical loss rate and, as necessary, at the amount individually determined in consideration of possibility of incurring losses.

Provision for Retirement Benefits for Employees:

To provide for employees' retirement benefits, provision for retirement benefits or prepaid pension cost is recorded at the amount determined based on the projected retirement benefit obligations and estimated plan assets at the end of the fiscal year.

In determining retirement benefit obligations, the benefit formula basis is used for the method of attributing expected benefit to the periods until the end of the fiscal year.

Prior service costs are amortized by the straight-line method over the average remaining service period of the employees at the time of occurrence of such costs.

Actuarial gains or losses are amortized by the straight-line method over the average remaining service period of the employees at the time of occurrence of such gains or losses, commencing from the following fiscal year.

Provision for Retirement Benefits for Directors:

The Company maintains a stock compensation program to provide for directors' compensation. Under this program, points are granted based upon the prescribed standards of the Company and the Company's shares are given to directors at the time of retirement according to the accumulated points through the Trust. Therefore, the estimated amount required to be paid at the balance sheet date is recorded as provision for retirement benefits for directors based on the points granted multiplied by the Trust's acquisition price of the Company's shares.

8. Recognition of Revenues and Expenses
   Recognition of sales and cost of sales from finance lease:
   Sales and cost of sales from finance leases are recognized when lease payments should be received.

   Recognition of sales from operating lease:
   Sales from operating lease are recognized based on the monthly lease payments due under the respective lease agreements over the lease terms.

   Recognition of sales and cost of sales from installment sales:
   Total amount of receivable of installment sales is recognized as Accounts receivable - installment sales on the transaction date, and sales and cost of sales are recognized when each payment becomes due under the respective installment sales agreements.
   Unrealized profits for accounts receivable - installment sales not yet due are deferred.

   Allocation of interest expense:
   Interest expense is allocated to cost of sales and other expenses.
   For the allocation, the total assets are divided into assets associated with operating transactions and others. Based on the respective balance of assets, interest expenses associated with operating assets are included in cost of sales as capital cost and interest expenses associated with other assets are included in non-operating expenses.
   Capital cost is recorded as interest expenses associated with operating assets after deducting interest income for corresponding deposits.

9. Method for Hedge Accounting
   In principle, the deferred hedge accounting is applied.

10. Adoption of Japanese Group Relief System
    The Company has applied Japanese Group Relief System for National Corporation tax purposes.

Accounting Estimates

1. Allowance for doubtful receivables on Accounts receivable - installment sales, Lease receivables, Lease investment assets and Installment loans

  (1) The amount recorded in financial statement in Fiscal 2026

      Allowance for doubtful receivables   ¥20,747 million

  (2) Additional information of accounting estimates

Accounts receivable - installment sales, Lease receivables, Lease investment assets and Installment loans (except receivables from subsidiaries and affiliates) are classified to receivables from normal borrowers and receivables from borrowers who have or are likely to have serious problems in repayment depending on credit risk. An allowance for doubtful receivables is recorded at the amount calculated based on the historical loss rate with respect to receivables from normal borrowers and at the amount determined in consideration of collectability of individual receivables with respect to receivables from borrowers who have or are likely to have serious problems in repayment.

The Company classifies the receivables based on debtor monitoring considering the repayment status, quantitative factors such as debtor's financial condition, operating results and cash flows and qualitative factors such as business and financing forecast.

For receivables from normal borrowers, the Company evaluates prior charge-off experience as segmented by debtor's industry and the purpose of the loans and develops the allowance for doubtful receivables based on such prior charge-off experience as well as current economic conditions. Therefore, the amount of the allowance for doubtful receivables is changed by current economic conditions and the prior charge-off experience.

For receivables from borrowers who have or are likely to have serious problems in repayment, the Company mainly estimates the collectability of individual receivables depended on the real estate collateral value. The real estate collateral value may decline as a result of decrease in liquidity of the real estate market, rise in vacancy rate of rental properties, fall in rents and other factors. These risks may change the amount of the allowance for doubtful receivables. The fair value of the real estate collateral securing the loans is determined using appraisals prepared by independent third-party appraisers or our own staff including qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. The Company generally uses a new appraisal once a fiscal year. In addition, the Company periodically monitors circumstances of the real estate collateral and then uses a new appraisal in situations involving a significant change in economic and/or physical conditions which may materially affect its fair value.

For receivables from subsidiaries and affiliates, the Company estimates the collectability of individual receivables considering quantitative factors such as debtor's financial condition and operating results and qualitative factors such as business and financing forecast.

To verify the sufficiency and the appropriateness of the estimate method, the Company compares the allowance for doubtful receivables recorded in previous years and prior charge-off experience and modifies estimate method as appropriate.

While the Company considers the allowance for doubtful receivables to be adequate based on the current available information, additional provisions may be required due to uncertain factors in the future.

2. Valuation of investment in subsidiaries and affiliates

    (1) The amount recorded in financial statement in Fiscal 2026

Loss on valuation of securities of subsidiaries and affiliates	¥6,015 million
Loss on valuation of other securities of subsidiaries and affiliates	¥10 million
(Extraordinary Losses - Other)	
Shares of subsidiaries and affiliates	¥1,379,350 million
Investments in other securities of subsidiaries and affiliates	¥331,979 million

    (2) Additional information of accounting estimates

        For other than non-marketable Equity Securities of Shares of subsidiaries and affiliates and Investments in other securities of subsidiaries and affiliates, when the fair value declines significantly, the Company records the difference between the carrying amount and the fair value in Loss on valuation of securities of subsidiaries and affiliates and Loss on valuation of other securities of subsidiaries and affiliates unless it is expected recovery.

        For non-marketable Equity Securities of Shares of subsidiaries and affiliates and Investments in other securities of subsidiaries and affiliates, the Company assesses for impairment based on the real value calculated from the latest net asset value which is available by the closing date. When the real value declines significantly due to the deterioration of the financial condition, the Company records the difference between the carrying amount and the real value in Loss on valuation of securities of subsidiaries and affiliates and Loss on valuation of other securities of subsidiaries and affiliates unless the recoverability is supported by sufficient evidence.

        The real value for impairment assessment is calculated based on the net asset value in the latest financial statements which is prepared in accordance with generally accepted accounting principles obtained from subsidiaries and affiliates and available by the closing date.

        For investments in subsidiaries and affiliates whose real value declines significantly due to the deterioration of financial condition, when the recoverability of the real value is supported by sufficient evidence including qualitative factors such as business and financing forecast, the Company doesn't record Loss on valuation of securities of subsidiaries and affiliates or Loss on valuation of other securities of subsidiaries and affiliates.

        While the Company considers the investment in subsidiaries and affiliates is assessed properly based on the current available information, additional losses may be required due to future uncertain factors.

3. Valuation of convertible bonds acquired simultaneously with the sale of Greenko Energy Holdings shares.

(1) Amounts recorded in the financial statements for the current fiscal year

Investment securities	¥115,931 million
Gains from sale of shares in affiliated companies	¥92,129 million

    (2) Information regarding the content of accounting estimates relating to the identified items

        These convertible bonds were acquired from AM Green (Luxembourg) S.à.r.l. simultaneously with the sale of Greenko Energy Holdings shares, resulting in a gain on the sale of shares in affiliated companies. These convertible bonds are classified as "other securities" and recorded as investment securities. They are valued at market value using the discounted cash flow method and the Monte Carlo pricing model. The market value calculation uses projected cash flows based on the business plan. Unobservable inputs include the discount rate and equity volatility.

        While we believe the market value of these convertible bonds is appropriate based on currently available information, future valuation differences and other amounts may fluctuate due to future uncertainties.

Notes to Balance Sheet

1. Accumulated Depreciation of Property, Plant and Equipment ¥49,564 million

2. Monetary Receivables from Subsidiaries and Affiliates included in:

Current assets	¥2,334,359 million
Non-current assets	¥774 million

Monetary Payables to Subsidiaries and Affiliates included in:

Current liabilities	¥99,493 million
Non-current liabilities	¥2,797 million

3. The Trade Notes from Lease and Installment Sales Contracts Deposited for:

Accounts receivable - installment sales	¥195 million
Lease receivables	¥25 million
Lease investment assets	¥20 million

4. Assets Pledged as Collateral

The following assets are pledged as collateral for the borrowings of ¥203,511 million of the Company and its subsidiaries and affiliates:

Installment loans	¥12,002 million
Assets for lease	¥39,154 million
Shares of subsidiaries and affiliates	¥116,324 million

In addition to the assets above, installment loans of ¥4,253 million and office facilities of ¥3,547 million are accounted for as financial transactions. As a result, ¥2,020 million and ¥7,754 million are recorded in "Other" of current liabilities and "Other" of Non-current liabilities, respectively.

5. Guarantee Obligations

Guarantees for the debt of subsidiaries and affiliates, etc. ¥1,309,066 million

Notes to Statement of Income

Sales to subsidiaries and affiliates	¥446,021 million
Purchases from subsidiaries and affiliates	¥25,027 million
Non-operating transactions with subsidiaries and affiliates	¥16,166 million

Notes to Statement of Changes in Net Assets

1. Number of Shares Issued as of March 31, 2026

Common Stock 1,124,106,624 shares

2. Number of Treasury Stock as of March 31, 2026

Common Stock 25,519,804 shares

Note: The Company's shares held through the Trust of 3,035,102 shares are included in the above figures.

Tax Effect Accounting

1. Breakdown of the Major Components of Deferred Tax Assets and Liabilities

Deferred Tax Assets:	Millions of yen
Allowance for doubtful receivables	8,129
Write-downs of investment securities and shares of subsidiaries and affiliates	28,659
Impairment losses	3,155
Depreciation of assets for lease	347
Accrued bonuses	1,714
Allowance for directors' retirement benefits	1,895
Provision for loss on guarantees	1,855
Adjustment of the book value of its shares in the subsidiaries	4,257
Deferred gains or losses on hedges	98,788
Other	39,352
Subtotal	188,156
Valuation allowance	(59,137)
Total Deferred Tax Assets	129,018
Deferred Tax Liabilities:	
Prepaid pension cost	(12,266)
Net unrealized gains on other securities	(1,524)
Other	(4,711)
Total Deferred Tax Liabilities	(18,502)
Net Deferred Tax Assets	110,516

2. Breakdown of Major Components of Differences between the Statutory Income Tax Rate and the Effective Income Tax Rate after applying Tax Effect Accounting

Statutory income tax rate	30.6 %
Adjustments:	
Non-taxable income for tax purposes (e.g. Dividends income)	(19.7)
Non-deductible expenses for tax purposes (e.g. Entertainment expenses)	0.1
Change in valuation allowance	0.4
Adjustment of the book value of its shares in the subsidiaries	(0.9)
Other	(0.3)
Effective income tax rate after applying tax effect accounting	10.2 %

3. Accounting process regarding National Corporation tax, Local Corporation tax and Tax effect accounting

The Company has applied Japanese Group Relief System and processes according to "Practical Solution on the Accounting and Disclosure Under the Group Tax Sharing System" (Practical Solution No. 42, August 12, 2021).

Related Party Transactions

Category	Name of company	Ownership interest of voting rights (%)	Relationship with related party	Transactions	Transaction amount (Millions of yen)	Account Item	Year-end balance (Millions of yen)
Subsidiary	ORIX Auto Corporation (Note 1)	Directly held 100.00%	Concurrent positions of directors, Payments for operating payables on behalf of the entity, etc.	Lending funds	35,176	Installment loans	425,590
Subsidiary	ORIX Rentec Corporation (Note 1)	Directly held 100.00%	Concurrent positions of directors, Lease transaction, etc.	Lending funds	16,074	Installment loans	114,883
Subsidiary	ORIX Real Estate Corporation (Note 1)	Directly held 100.00%	Concurrent positions of directors, Entrustment of real estate related services, etc.	Lending funds	63,780	Installment loans	577,280
Subsidiary	ORIX Aviation Systems Limited (Notes 1 and 2)	Directly held 100.00%	Concurrent positions of directors, Entrustment of aircraft leasing arrangement services, etc.	Collection of funds	49,719	Installment loans	167,234
				Guarantees on borrowings and others	65,550	-	-
Subsidiary	ORIX Corporation USA (Notes 1 and 2)	Directly held 100.00%	Concurrent positions of directors	Lending funds	205,100	Installment loans	511,616
				Guarantees on borrowings and others	357,138	-	-
Subsidiary	ORIX Corporation Europe N.V. (Note 1)	Directly held 100.00%	Concurrent positions of directors	Lending funds	38,106	Installment loans	141,429
Subsidiary	ORIX Capital Korea Corporation (Notes 1 and 2)	Directly held 97.50% Indirectly held 2.50%	-	Collection of funds	10,000	Installment loans	75,500
				Guarantees on borrowings and others	131,432	-	-
Subsidiary	ORIX Asia Capital Limited (Note 1)	Directly held 100.00%	Concurrent positions of directors	Lending funds	1,214	Installment loans	58,955
Subsidiary	ORIX Australia Corporation Limited (Notes 1 and 2)	Directly held 100.00%	-	Collection of funds	9,237	Installment loans	7,677
				Guarantees on borrowings and others	119,558	-	-

Category	Name of company	Ownership interest of voting rights (%)	Relationship with related party	Transactions	Transaction amount (Millions of yen)	Account Item	Year-end balance (Millions of yen)
Subsidiary	Thai ORIX Leasing Co., Ltd. (Notes 1 and 2)	Directly held 96.60%	-	Lending funds	115	Installment loans	1,215
				Guarantees on borrowings and others	68,958	-	-
Subsidiary	ORIX Credit Malaysia Sdn. Bhd. (Note 2)	Indirectly held 100.00%	-	Guarantees on borrowings and others	65,941	-	-

Terms and conditions of transactions and their decision policy

Notes: 1. The interest rates for lending funds to subsidiaries are determined in reference to market interest rates. The Company does not receive collateral.

2. Guarantees on borrowings and others by subsidiaries. The Company receives market-based guarantee fees from subsidiaries.

Revenue Recognition

The basic information for understanding about revenues from contracts with customers is disclosed at "3. Notes to Revenue Recognition" of the Notes to Consolidated Financial Statements.

Per Share Data

Net assets per share	¥1,152.71
Basic net income per share	¥386.53

Note: The Company's shares held through the Trust are included in the number of treasury stock to be deducted in calculation of per share data.

Significant Subsequent Events

1. On April 27, 2026, the Company entered into a share transfer agreement with Daiwa Next Bank, Ltd. to transfer all shares in ORIX Bank Corporation, a consolidated subsidiary of the Company. Details of the transaction are disclosed in "9. Significant Subsequent Events" of the Notes to Consolidated Financial Statements.

   As a result of the share transfer, which is expected to be completed during the fiscal year ending March 31, 2027, the Company expects to record approximately ¥318.4 billion in gains on sales of investments in affiliates as extraordinary income in its non-consolidated financial statements for that fiscal year.

2. On May 11, 2026, the Company's Board of Directors has passed a resolution approving the matters required under Article 156, Paragraph 1 of the Companies Act for the repurchase of its own shares for capital efficiency and shareholder returns, pursuant to Articles 34 of the Articles of Incorporation, which is in accordance with Article 459, Paragraph 1 of the Companies Act.

   Details of Share Repurchase
   ・Class of shares to be repurchased: Common shares
   ・Total number of shares: Up to 100,000,000 shares
      (approximately 9.1% of the total outstanding shares (excluding treasury shares))
   ・Total purchase price of shares to be repurchased: Up to 250 billion yen
   ・Repurchase period: From May 22, 2026 to March 31, 2027
   ・Method of share repurchase: Market purchases based on the discretionary dealing contract regarding repurchase of own shares

Others

Amounts less than one million yen have been rounded down.

Audit Report by the Accounting Auditors with Respect to the Financial Statements

<u>Independent Auditor's Report</u>

May 18, 2026

To the Board of Directors of ORIX Corporation:

KPMG AZSA LLC
Tokyo Office, Japan

Hidetoshi Fukuda (Seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Yoshiaki Hasegawa (Seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Ryohei Kashiwaba (Seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Opinion

We have audited the financial statements, which comprise the balance sheet, the statement of income, the statement of changes in net assets and the related notes, and the accompanying supplementary schedules ("the financial statements and the accompanying supplementary schedules") of ORIX Corporation ("the Company") as at March 31, 2026 and for the year from April 1, 2025 to March 31, 2026 in accordance with Article 436-2-1 of the Companies Act.

In our opinion, the financial statements and the accompanying supplementary schedules referred to above present fairly, in all material respects, the financial position and the results of operations of the Company for the period, for which the financial statements and the accompanying supplementary schedules were prepared, in accordance with accounting principles generally accepted in Japan.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the *Auditor's Responsibilities for the Audit of the Financial Statements and the Accompanying Supplementary Schedules* section of our report. We are independent of the Company in accordance with the ethical requirements in Japan (including those that are relevant to our audit of the financial statements of public interest entities), and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

The other information comprises the business report and its supplementary schedules. Management is responsible for the preparation and presentation of the other information. The audit committee is responsible for overseeing the executive officers' and directors' performance of their duties with regard to the design, implementation and maintenance of the reporting process for the other information.

Our opinion on the financial statements and the accompanying supplementary schedules does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements and the accompanying supplementary schedules, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements and the accompanying supplementary schedules or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.

We have nothing to report in this regard.

Responsibilities of Management and the Audit Committee for the Financial Statements and the Accompanying Supplementary Schedules

Management is responsible for the preparation and fair presentation of the financial statements and the accompanying supplementary schedules in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of financial statements and the accompanying supplementary schedules that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements and the accompanying supplementary schedules, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern in accordance with accounting principles generally accepted in Japan.

The audit committee is responsible for overseeing the executive officers' and directors' performance of their duties with regard to the design, implementation and maintenance of the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Financial Statements and the Accompanying Supplementary Schedules

Our objectives are to obtain reasonable assurance about whether the financial statements and the accompanying supplementary schedules as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements and the accompanying supplementary schedules.

As part of our audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

・Identify and assess the risks of material misstatement of the financial statements and the accompanying supplementary schedules, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The selection and application of audit procedures depends on the auditor's judgment.

・Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, while the objective of the audit is not to express an opinion on the effectiveness of the Company's internal control.

・Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

・Conclude on the appropriateness of management's use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements and the accompanying supplementary schedules or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

・Evaluate whether the presentation and disclosures in the financial statements and the accompanying supplementary schedules are in accordance with accounting standards generally accepted in Japan, the overall presentation, structure and content of the financial statements and the accompanying supplementary schedules, including the disclosures, and whether the financial statements and the accompanying supplementary schedules represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with the audit committee regarding, among other matters, the planned scope and timing of the audit, significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the audit committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

Interest required to be disclosed by the Certified Public Accountants Act of Japan

Our firm and its designated engagement partners do not have any interest in the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

Notes to the Reader of Independent Auditor's Report:

The Independent Auditor's Report herein is the English translation of the Independent Auditor's Report as required by the Companies Act at the Company's responsibility.